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                              May 7, 2021

       David S. Rosenblatt
       Chief Executive Officer
       1stdibs.com, Inc.
       51 Astor Place, 3rd Floor
       New York, New York 10003

                                                        Re: 1stdibs.com, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 29,
2021
                                                            CIK No. 0001600641

       Dear Mr. Rosenblatt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement of Form S-1

       Key Factors Affecting Our Performance
       Sourcing and Quality of Our Highly-Curated Luxury Supply, page 69

   1. We note your response to comment 3 that "the GMV retention rate has remained above
                                                        100% in each cohort and
that this has been the case for all cohorts since the Registrant launched its e-commerce
site in 2013." To provide context for the average seller retention rate for the 2015
through 2019 cohorts, please amend your disclosure to inform investors that each of the years
presented in your table do not necessarily include data for all of the cohorts in the 2015
through 2019 average. Please also disclose that the retention rate for each cohort has
remained above 100% for each cohort separately, as you assert in your response.
Alternatively, please break out the data separately for each cohort.
 David S. Rosenblatt
1stdibs.com, Inc.
May 7, 2021
Page 2
Buyer Acquisition Costs and Lifetime Value, page 71

2. We note your response to comment 4, and your amended disclosure on pages 73 and 74.
      Please amend your disclosure to briefly describe how you calculate and allocate retention marketing costs to your buyer cohorts. Further, please amend your graphic on page 72 to label your y axis to reflect the number of new active buyers shown.
       You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid S. Rosenblatt
                                                           Division of
Corporation Finance
Comapany Name1stdibs.com, Inc.
                                                           Office of Trade &
Services
May 7, 2021 Page 2
cc:       Davina K. Kaile
FirstName LastName